Response to Item 77C

Special Meeting of Shareholders of Eaton Vance
California Limited Maturity Municipal Income Fund
(the "Fund")

The Fund held a Special Meeting of Shareholders on
October 15, 2010 to approve an Agreement and Plan of Reorganization (the "Plan") to convert shares of the Fund into corresponding shares of Eaton Vance
National Limited Maturity Municipal Income Fund (the
"National Fund"). The Plan provides for the transfer of all of the assets and liabilities of the Fund to the National Fund in exchange for corresponding shares of the National Fund.
The following action was taken by the shareholders:

				          	     Number of
Shares
			        For		  Against
		   Abstain__
			    1,175,949		   98,433
	    	   129,487